EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$293,425	$418,107	$322,719	$429,714	$63,213	$56,900	$30,096
Fixed Charges (as below)	125,194	132,237	136,143	125,701	115,439	112,762	58,501
Total Earnings	$418,619	$550,344	$458,862	$555,415	$178,652	$169,662	$88,597

FIXED CHARGES
Interest Expense	$116,268	$125,871	$133,812	$123,785	$112,006	$108,940	$56,655
Credit for Allowance for Borrowed Funds Used During Construction	6,943	4,620	567	750	1,508	1,897	883
Trust Dividends	-	(649)	(372)	(216)	-	-	-
Estimated Interest Element in Lease Rentals	1,983	2,395	2,136	1,382	1,925	1,925	963
Total Fixed Charges	$125,194	$132,237	$136,143	$125,701	$115,439	$112,762	$58,501

Ratio of Earnings to Fixed Charges	3.34	4.16	3.37	4.41	1.54	1.50	1.51